RENAISSANCE OIL CORP.

INCENTIVE STOCK OPTION PLAN

Dated: August 12, 2014

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		1

1.1	Defined Terms	1
1.2	Interpretation	5

ARTICLE 2 ESTABLISHMENT OF PLAN		5

2.1	Purpose	5
2.2	Shares Reserved	5
2.3	Non-Exclusivity	6
2.4	Effective Date	6

ARTICLE 3 ADMINISTRATION OF PLAN		6

3.1	Administration	6
3.2	Amendment, Suspension and Termination	7
3.3	Compliance with Laws	7
3.4	Tax Withholdings	7

ARTICLE 4 OPTION GRANTS		8

4.1	Eligibility and Multiple Grants	8
4.2	Option Agreement	8
4.3	Limitation on Grants and Exercises	8

ARTICLE 5 OPTION TERMS		9

5.1	Exercise Price	9
5.2	Expiry Date	9
5.3	Vesting	9
5.4	Accelerated Vesting Event	9
5.5	Non-Assignability	10
5.6	Ceasing to be Eligible Person	10
5.7	Blackout Periods	10

ARTICLE 6 EXERCISE PROCEDURE		11

6.1	Exercise Procedure	11

ARTICLE 7 AMENDMENT OF OPTIONS		11

7.1	Consent to Amend	11
7.2	Amendment Subject to Approval	11

ARTICLE 8 MISCELLANEOUS		12

8.1	No Rights as Shareholder	12
8.2	No Right to Employment	12
8.3	Governing Law	12

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1

Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

"Accelerated Vesting Event" means the occurrence of any one of the following events:

(i)

a take-over bid (as defined under applicable securities Laws) is made for Common Shares or Convertible Securities which, if successful would result (assuming the conversion, exchange or exercise of the Convertible Securities, if any, that are the subject of the take-over bid) in any Person or Persons acting jointly or in concert (as determined under applicable securities Laws) or Persons associated or affiliated with such Person or Persons (as determined under applicable securities Laws) beneficially, directly or indirectly, owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of the Corporation that may be cast to elect Directors;

(ii)

the acquisition or continuing ownership by any Person or Persons acting jointly or in concert (as determined under applicable securities Laws), directly or indirectly, of Common Shares or of Convertible Securities, which, when added to all other securities of the Corporation at the time held by such Person or Persons, Persons associated with such person or persons, or persons affiliated with such Person or Persons (as determined under applicable securities Laws) (collectively, the "Acquirors"), and assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, results in the Acquirors beneficially owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of the Corporation that may be cast to elect Directors;

(iii)

an amalgamation, merger, arrangement or other business combination (a "Business Combination") involving the Corporation receives the approval of, or is accepted by, the securityholders of the Corporation (or all classes of securityholders whose approval or acceptance is required) or, if their approval or acceptance is not required in the circumstances, is approved or accepted by the Corporation and as a result of that Business Combination, parties to the Business Combination or securityholders of the parties to the Business Combination, other than the securityholders of the Corporation, own, directly or indirectly, shares of the continuing entity that entitle the holders thereof to cast at least 50% of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect Directors;

(b)

"Affiliate" shall have the meaning ascribed thereto by the TSX Venture Exchange in Policy 1.1 – Interpretation;

(c)

"Associate" shall have the meaning ascribed thereto by the TSX Venture Exchange in Policy 1.1 – Interpretation;

(d)

"Board" means the board of directors of the Corporation or, as applicable, a committee consisting of not less than 3 directors of the Corporation duly appointed to administer this Plan;

(e)

"Charitable Option" means a stock option or equivalent security granted by the Corporation to an Eligible Charitable Organization;

(f)

"Charitable Organization" means "charitable organization" as defined in the Income Tax Act (Canada) from time to time;

(g)

"Common Shares" means the common shares in the capital of the Corporation;

(h)

"Consultant" means, in relation to the Corporation, an individual (other than an Employee or a Director of the Corporation) or company that:

(i)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to a Distribution;

(ii)

provides the services under a written contract between the Corporation or the Affiliate and the individual or the company, as the case may be;

(iii)

in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation; and

(iv)

has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(i)

"Consultant Company" means a Consultant that is a company;

(j)

"Convertible Securities" means any security of the Corporation which is convertible into Common Shares;

(k)

"Corporation" means Renaissance Oil Corp. and its successor entities;

(l)

"Director" means a director, senior officer or Management Company Employee of the Corporation, or a director, senior officer or Management Company Employee of the Corporation’s subsidiaries;

(m)

"Disinterested Shareholder Approval" means approval by a majority of the votes cast by all shareholders entitled to vote at a meeting of shareholders of the Corporation excluding votes attached to shares beneficially owned by insiders to whom options may be granted under this Plan and their Associates;

(n)

"Distribution" has the meaning ascribed thereto by the Exchange;

(o)

"Eligible Charitable Organization" means:

(i)

any Charitable Organization or Public Foundation which is a Registered Charity, but is not a Private Foundation; or

(ii)

a Registered National Arts Service Organization;

(p)

"Eligible Person" means

(i)

a Director, Officer, Employee or Consultant of the Corporation or its subsidiaries, if any, at the time the option is granted, and includes companies that are wholly owned by Eligible Persons; or

(ii)

an Eligible Charitable Organization at the time the Option is granted;

(q)

"Employee" means:

(i)

an individual who is considered an employee of the Corporation or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(ii)

an individual who works full-time for the Corporation or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii)

an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

(r)

"Exchange" means the TSX Venture Exchange or the NEX board of the TSX Venture Exchange, as the context requires, and any successor entity or the Toronto Stock Exchange if the Corporation is listed thereon;

(s)

"Expiry Date" means the last day of the term for an Option, as set by the Board at the time of grant in accordance with Section 5.2 and, if applicable, as amended from time to time;

(t)

"Governmental Authorities" means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(i)

having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(ii)

exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(u)

"Insider" means a director or senior officer of the Corporation, a Person that beneficially owns or controls directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Corporation, a director or senior officer of a company that is an insider or a subsidiary of the Corporation, and the Corporation itself if it holds any of its own securities;

(v)

"Investor Relations Activities" has the meaning ascribed thereto in the TSX Venture Exchange’s Corporate Finance Manual;

(w)

"Laws" means currently existing applicable statutes, by-laws, rules, regulations, orders, ordinances or judgments, in each case of any Governmental Authority having the force of the law;

(x)

"Management Company Employee" means an individual who is employed by a Person providing management services to the Corporation which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a Person engaged in Investor Relations Activities;

(y)

"Material Information" has the meaning ascribed thereto in the TSX Venture Exchange’s Corporate Finance Manual;

(z)

"Officer" means an officer of the Corporation or its subsidiaries, if any;

(aa)

"Option" means a non-transferable and non-assignable option to purchase Common Shares granted to an Eligible Person pursuant to the terms of this Plan;

(bb)

"Optionee" means an Eligible Person of an Option granted by the Corporation;

(cc)

"Other Share Compensation Arrangement" means, other than this Plan and any Options, any stock option plan, stock options, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including but not limited to a purchase of Common Shares from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(dd)

"Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(ee)

"Plan" means this incentive stock option plan;

(ff)

"Private Foundation" means "private foundation" as defined in the Income Tax Act (Canada) as amended from time to time;

(gg)

"Public Foundation" means "public foundation" as defined in the Income Tax Act (Canada) as amended from time to time;

(hh)

"Registered Charity" means "registered charity" as defined in the Income Tax Act (Canada) as amended from time to time;

(ii)

"Registered National Arts Service Organization" means “registered national arts service organization" as defined in the Income Tax Act (Canada) as amended from time to time; and

(jj)

"Termination Date" means the date on which an Optionee ceases to be an Eligible Person.

1.2

Interpretation

(a)

References to the outstanding Common Shares at any point in time shall be computed on a non-diluted basis.

(b)

If the Corporation is listed on the Toronto Stock Exchange, the provisions of this Plan as they relate to companies listed on Tier 1 of the TSX Venture Exchange shall apply.

ARTICLE 2
ESTABLISHMENT OF PLAN

2.1

Purpose

The purpose of this Plan is to advance the interests of the Corporation, through the grant of Options, by:

(a)

providing an incentive mechanism to foster the interest of Eligible Persons in the success of the Corporation, its Affiliates and its subsidiaries, if any;

(b)

encouraging Eligible Persons to remain with the Corporation, its Affiliates or its subsidiaries, if any; and

(c)

attracting new Directors, Officers, Employees and Consultants.

2.2

Shares Reserved

(a)

The aggregate number of Common Shares that may be reserved for issuance pursuant to Options shall not exceed 10% of the issued and outstanding Common Shares at the time of the granting of an Option, LESS the aggregate number of Common Shares then reserved for issuance pursuant to any Other Share Compensation Arrangement.  For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be available for new Options granted under this Plan. If the Corporation is listed on the NEX board of the TSX Venture Exchange, the maximum number of Options that may be reserved for issuance or issued in any 12 month period shall not exceed 10% of the issued and outstanding Common Shares of the Corporation.

(b)

If there is a change in the issued and outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

(i)

the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(ii)

the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and

(iii)

the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable and, if it relates to Investor Relations vesting provisions, then subject to the approval of the Exchange, and if the Corporation undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Optionees as it shall deem advisable.

(c)

No fractional Common Shares shall be reserved for issuance under this Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

(d)

The Corporation shall, at all times while this Plan is in effect, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of this Plan.

2.3

Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting such other incentive or compensation arrangements as it shall deem advisable.

2.4

Effective Date

This Plan shall be subject to the approval of any regulatory authority whose approval is required.  Any Options granted under this Plan prior to such approvals being given shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

ARTICLE 3

ADMINISTRATION OF PLAN

3.1

Administration

(a)

This Plan shall be administered by the Board or any committee established by the Board for the purpose of administering this Plan.  Subject to the provisions of this Plan, the Board shall have the authority:

(i)

to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant, including but not limited to the nature and duration of the restrictions, if any, to be imposed upon the acquisition, sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events and the duration of the period, if any, in which any Optionee's rights in respect of an Option or Common Shares acquired upon exercise of an Option may be forfeited; and

(ii)

to interpret the terms of this Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of this Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan, as it shall from time to time deem advisable, including without limitation for the purpose of ensuring compliance with Section 3.3 and 3.4 hereof.

(b)

The Board's interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon the Corporation, Eligible Persons, Optionees and all other Persons.

(c)

For stock options granted to Employees, Consultants or Management Company Employees, the Corporation and the Optionee are responsible for ensuring and confirming that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

3.2

Amendment, Suspension and Termination

The Board may amend, subject to the approval of any regulatory authority whose approval is required, suspend or terminate this Plan or any provision herein. No such amendment, suspension or termination shall alter or impair any outstanding unexercised Options or any rights without the consent of such Optionee.  If this Plan is suspended or terminated, the provisions of this Plan and any administrative guidelines, rules and regulations relating to this Plan shall continue in effect for the duration of such time as any Option remains outstanding.

3.3

Compliance with Laws

(a)

This Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell, issue and deliver any Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign Laws, policies, rules and regulations, to the policies, rules and regulations of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading and to such approvals by any Governmental Authority as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by the existence of this Plan or any provision of this Plan or the grant or exercise of Options hereunder to sell, issue or deliver Common Shares upon exercise of Options in violation of such Laws, policies, rules and regulations or any condition or requirement of such approvals.

(b)

No Option shall be granted and no Common Shares sold, issued or delivered hereunder where such grant, sale, issue or delivery would require registration or other qualification of this Plan or of the Common Shares under the applicable securities Laws of any foreign jurisdiction, and any purported grant of any Option or any sale, issue and delivery of Common Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to sell, issue or deliver any Common Shares hereunder unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.

(c)

Common Shares sold, issued and delivered to Optionees pursuant to the exercise of Options shall be subject to restrictions on resale and transfer under applicable securities Laws and the requirements of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading, and any certificates representing such Common Shares shall bear, as required, a restrictive legend in respect thereof.

3.4

Tax Withholdings

(a)

Notwithstanding any other provision contained herein, in connection with the exercise of an Option by an Optionee from time to time, as a condition to such exercise the Corporation shall require such Optionee to pay to the Corporation or the relevant Affiliate an amount as necessary so as to ensure that the Corporation or such Affiliate, as applicable, is in compliance with the applicable provisions of any federal, provincial or local Laws relating to the withholding of tax or other required deductions relating to the exercise of such Options. In addition, the Corporation or the relevant Affiliate, as applicable shall be entitled to withhold from any amount payable to an Optionee, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Corporation or the relevant Affiliate is in compliance with the applicable provisions of any federal, provincial, local or foreign Laws relating to the withholding of tax or other required deductions relating to the exercise of such Options.  The Corporation may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) requiring an Optionee, as a condition to the exercise of any Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations including, without limitation, requiring the Optionee to remit to the Corporation in advance, or reimburse the Corporation for, any such withholding obligations or (b) selling on the Optionee's behalf, or requiring the Optionee to sell, any Shares acquired by the Optionee under the Plan, or retaining any amount which would otherwise be payable to the Optionee in connection with any such sale.

ARTICLE 4
OPTION GRANTS

4.1

Eligibility and Multiple Grants

Options shall only be granted to Eligible Persons.  An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

4.2

Option Agreement

Every Option shall be evidenced by an option agreement executed by the Corporation and the Optionee. In the event of any discrepancy between this Plan and an option agreement, the provisions of this Plan shall govern.

4.3

Limitation on Grants and Exercises

(a)

To any one Person.  The aggregate number of Options granted to any one Person (and companies wholly owned by that Person) pursuant to this Plan and any other Share Compensation Arrangement in a 12 month period must not exceed 5% of the issued shares of the Corporation, calculated on the date an Option is granted to the Person (unless the Corporation has obtained the requisite Disinterested Shareholder Approval).

(b)

To Consultants.  The aggregate number of Options granted to any one Consultant in a 12 month period pursuant to this Plan and any other Share Compensation Arrangement must not exceed 2% of the issued shares of the Corporation, calculated at the date an Option is granted to the Consultant.

(c)

To Persons conducting Investor Relations Activities.  The aggregate number of Options granted to all Persons retained to provide Investor Relations Activities pursuant to this Plan and any other Share Compensation Arrangement must not exceed 2% of the issued shares of the Corporation in any 12 month period, calculated at the date an Option is granted to any such Person.  If the Corporation is listed on the NEX board of the TSX Venture Exchange, no Options are permitted to be granted to Persons who provide Investor Relations Activities.

(d)

To Eligible Charitable Organizations. The aggregate number of Options granted and outstanding to Eligible Charitable Organizations pursuant to this Plan and any other Share Compensation Arrangement must not at any time exceed 1% of the issued shares of the Corporation, as calculated immediately subsequent to the grant of any Options to Eligible Charitable Organizations.

ARTICLE 5

OPTION TERMS

5.1

Exercise Price

(a)

Subject to a minimum exercise price of $0.05 per Common Share, the exercise price per Common Share for an Option shall be determined by the Directors or their delegates if any, but will in no event be less than the Market Price for the Common Shares (as defined by the policies of the Exchange) at the date of grant.

(b)

If Options are granted within ninety days of a Distribution by the Corporation by prospectus, then the exercise price per Common Share for such Option shall not be less than the greater of the minimum exercise price calculated pursuant to subsection 5.1(a) herein and the price per Common Share paid by the public investors for Common Shares acquired pursuant to such Distribution.  Such ninety day period shall begin:

(i)

on the date the final receipt is issued for the final prospectus in respect of such Distribution; or

(ii)

in the case of an initial public offering, on the date of listing.

5.2

Expiry Date

Every Option granted shall, unless sooner terminated, have a term not exceeding and shall therefore expire no later than 10 years after the date of grant (subject to extension where the expiry date falls within a “blackout period”, as discussed in subsection 5.7) hereof.

5.3

Vesting

(a)

Subject to subsection 5.3(b) herein and otherwise in compliance with the policies of the Exchange, the Board shall determine the manner in which an Option shall vest and become exercisable.

(b)

Options granted to Consultants performing Investor Relations Activities shall vest over a minimum of 12 months with no more than 1/4 of such Options vesting in any 3 month period.

5.4

Accelerated Vesting Event

Subject to subsection 5.3(b) and in compliance with the policies of the Exchange, upon the occurrence of an Accelerated Vesting Event, the Board will have the power, at its sole discretion and without being required to obtain the approval of shareholders or the holder of any Option, except pertaining to options granted to Consultants performing Investor Relations activities which will be subject to prior written Exchange approval, to make such changes to the terms of Options as it considers fair and appropriate in the circumstances, including but not limited to: (a) accelerating the vesting of Options, conditionally or unconditionally; (b) terminating every Option if under the transaction giving rise to the Accelerated Vesting Event, options in replacement of the Options are proposed to be granted to or exchanged with the holders of Options, which replacement options treat the holders of Options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of Shares under such transaction; (c) otherwise modifying the terms of any Option to assist the holder to tender into any take-over bid or other transaction constituting an Accelerated Vesting Event; or (d) following the successful completion of such Accelerated Vesting Event, terminating any Option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event.  The determination of the Board in respect of any such Accelerated Vesting Event shall for the purposes of this Plan be final, conclusive and binding.

5.5

Non-Assignability

Options may not be assigned or transferred.

5.6

Ceasing to be Eligible Person

(a)

If an Optionee who is a Director, Officer, Employee or Consultant is terminated for cause, each Option held by such Optionee shall terminate and therefore cease to be exercisable upon such termination for cause.

(b)

If an Optionee dies prior to otherwise ceasing to be an Eligible Person, each Option held by such Optionee shall be exercisable by the heirs or administrators of such Optionee and shall terminate and therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is twelve months from the date of the Optionee's death.

(c)

Unless an option agreement specifies otherwise, if an Optionee ceases to be an Eligible Person for any reason other than death or termination for cause, each Option held by the Optionee other than an Optionee who is involved in investor relations activities will cease to be exercisable 90 days after the Termination Date or for a "reasonable period" after the Optionee ceases to serve in such capacity, as determined by the Board.  For Optionees involved in investor relations activities, Options shall cease to be exercisable 30 days after the Termination Date or for a "reasonable period" after the Optionee ceases to serve in such capacity, as determined by the Board.

(d)

If any portion of an Option is not vested at the time an Optionee ceases, for any reason whatsoever, to be an Eligible Person, such unvested portion of the Option may not be thereafter exercised by the Optionee or its legal representative, as the case may be, provided that the Board may, in its discretion, thereafter permit the Optionee or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the Option that would have vested prior to the time such Option otherwise terminates.

(e)

A Charitable Option must expire after the earlier of a date that is not more than 10 years from the grant date of the Charitable Option and the 90th day following the date that the holder of the Charitable Option ceases to be an Eligible Charitable Organization.

5.7

Blackout Periods

An Option will be automatically extended past the expiry date of an Option governed by the Plan if such expiry date falls within a period (a “blackout period”) during which the Corporation prohibits Optionees from exercising their Options provided that the following requirements are satisfied:

(a)

The blackout period must be formally imposed by the Corporation pursuant to its internal trading policies. For greater certainty, in the absence of the Corporation formally imposing a blackout period, the expiry date of any Options will not be automatically extended in any circumstances.

(b)

The blackout period must expire upon the general disclosure of the undisclosed Material Information. The expiry date of the affected Options can be extended to no later than ten (10) business days after the expiry of the blackout period.

(c)

The automatic extension of an Optionee’s Options will not be permitted where the Optionee or the Corporation is subject to a cease trade order (or similar order under securities Laws) in respect of the Corporation’s securities.

ARTICLE 6
EXERCISE PROCEDURE

6.1

Exercise Procedure

An Option may be exercised from time to time, and shall be deemed to be validly exercised by the Optionee only upon the Optionee's delivery to the Corporation at its head office of:

(a)

a written notice of exercise addressed to the Corporate Secretary of the Corporation, specifying the number of Common Shares with respect to which the Option is being exercised;

(b)

a signed option agreement with respect to the Option being exercised;

(c)

a certified cheque or bank draft made payable to the Corporation for the aggregate exercise price for the number of Common Shares with respect to which the Option is being exercised, together with the amount necessary to satisfy any applicable tax withholding or remittance obligations under applicable Laws; and

(d)

documents containing such representations, warranties, agreements and undertakings, including such as to the Optionee's future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the Laws of any jurisdiction;

and on the business day following, the Optionee shall be deemed to be a holder of record of the Common Shares with respect to which the Option is being exercised, and thereafter the Corporation shall, within a reasonable amount of time, cause certificates for such Common Shares to be issued and delivered to the Optionee.

ARTICLE 7
AMENDMENT OF OPTIONS

7.1

Consent to Amend

The Board may amend any Option with the consent of the affected Optionee and the Exchange, including any shareholder approval required by the Exchange.  For greater certainty, Disinterested Shareholder Approval is required for any reduction in the exercise price of an Option if the Optionee is an Insider at the time of the proposed amendment.

7.2

Amendment Subject to Approval

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

ARTICLE 8

MISCELLANEOUS

8.1

No Rights as Shareholder

Nothing in this Plan or any Option shall confer upon an Optionee any rights as a shareholder of the Corporation with respect to any of the Common Shares underlying an Option unless and until such Optionee shall have become the holder of such Common Shares upon exercise of such Option in accordance with the terms of the Plan.

8.2

No Right to Employment

Nothing in this Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate the Optionee's employment, with or without cause, at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate to extend the employment of any Optionee beyond the time which the Optionee would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

8.3

Governing Law

This Plan, all option agreements, the grant and exercise of Options hereunder, and the sale, issue and delivery of Common Shares hereunder upon exercise of Options shall be, as applicable, governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.  The Courts of the Province of British Columbia shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising herefrom.